JPMORGAN TRUST I

270 PARK AVENUE

NEW YORK, NEW YORK 10017

VIA EDGAR

January 24, 2013

Vincent J. Di Stefano

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	JPMorgan Trust I (“Trust”); File Nos. 333-103022; 811-21295– Post-

Effective Amendment No. 245 filed on November 21, 2012

Dear Mr. Di Stefano:

This letter is in response to the comments you provided to the Trust on December 12, 2012 with respect to the JPMorgan Commodities Strategy Fund (the “Fund”). Our responses to your comments are set forth below.

Prospectus Comment – Main Investment Strategies

1.	Comment: In correspondence, please confirm the Subsidiary’s board will be signatories to the Fund’s registration statement.

Response: The Fund believes that the Subsidiary’s board is not required to sign the Fund’s post effective amendment because the Subsidiary is not offering any securities in the United States and the Subsidiary is not a co-issuer of the Fund’s securities.

Section 7(d) of the Investment Company Act of 1940 (“1940 Act”) prohibits an investment company that is not organized or otherwise created under United States law from utilizing any means or instrumentality of interstate commerce, directly or indirectly, to offer for sale, sell or deliver after sale, in connection with a public offering, any security of which it is the issuer. The Staff has issued a number of letters granting no-action relief where U.S. registered funds sought to set up offshore subsidiaries to permit them to invest in foreign markets or obtain favorable tax treatment (the “Conduit Letters”). See, e.g. South Asia Portfolio, SEC No-Action Letter (Mar. 12, 1997); Templeton Vietnam Opportunities Fund, Inc., SEC No-Action Letter (Sep. 10, 1996); The Spain Fund, Inc., SEC No-Action Letter (Mar. 28, 1988). In each of the Conduit Letters, the subsidiaries were established in order to facilitate the fund’s investment program and not for the purpose of creating a foreign investment vehicle to be marketed to U.S. investors. The Fund believes the Conduit

Letters support its view that the Subsidiary is not offering its securities in the United States. The Subsidiary was organized for the sole purpose of providing a non-exclusive means through which the Fund may effectuate its investment objective in a tax-efficient manner.

The Fund is aware that with respect to funds of funds relying on Section 12(d)(1)(E) of the 1940 Act (“master-feeder” funds) the Staff requires the acquired fund to sign the registration statement of the acquiring fund. The Fund’s understanding is that the Staff takes this position based upon its view that the acquiring fund is a co-issuer of the acquired fund’s securities under Rule 140 under the Securities Act of 1933. Rule 140 provides, as is relevant here, that “[a] person, the chief part of whose business consists of the purchase of the securities of one issuer, or of two or more affiliated issuers, and the sale of its own securities…is to be regarded as engaged in the distribution of the securities of such issuer or affiliated issuers within the meaning of Section 2(11) of the [Securities Act]” (emphasis supplied). Under Rule 140, the entity for whose benefit the other entity sells its stock is also deemed a “co-issuer” for purposes of Rule 140. The Fund’s structure is distinguishable from master-feeder structures in that the Fund’s investments in the Subsidiary constitute only a limited part – not the chief part — of the Fund’s overall investment operations. In the master-feeder context, a feeder fund’s only investment activity is the purchase and sale of the master fund’s shares. In order to be “the chief part” of one’s investment operations, an investment must exceed the 25% limit imposed on the Fund’s investments in the Subsidiary. See, e.g., FBC Conduit Trust I, SEC No-Action Letter (Oct. 6, 1987) (interpreting the phrase “chief part” in Rule 140 in the context of a proposed offering of collateralized mortgage obligation bonds or certificates backed by private label mortgage pass-through certificates (“PMCs”) not to describe investments representing 45% or less of a particular issuer’s PMCs).

Prospectus Comment – Main Investment Risks

2.	Comment: Under “Subsidiary Risk”, disclose that certain 1940 Act protections do not apply including that the Subsidiary may not have an independent board, shareholder approval of the Subsidiary’s advisory contacts is not required, the Subsidiary may leverage to an unlimited extent, it may engage in joint transactions with certain affiliates and is not subject to requirements concerning custody of assets.

Response: We believe that this concept is disclosed in plain English in the “Subsidiary Risk” section and observe that the Subsidiary Risk section includes the following statement, “The Subsidiary is not registered under the Investment Company Act of 1940 (1940 Act), and is not subject to all the investor protections of the 1940 Act.” In addition, we will revise the “Subsidiary Risk” disclosure in the “More About the Fund” section to include additional requested detail. We note that the Fund has stated in correspondence in response to Staff comments, dated November 20, 2012, that the Subsidiary will be subject to the 1940 Act restrictions on leverage, affiliated transactions and custody of assets, and thus we do not believe that such additional risk disclosure is required (See response to Staff comment # 8).

In connection with your review of the Fund’s Post-Effective Amendments No. 245 to the Registration Statements filed by the Trust on November 21, 2012, the undersigned hereby acknowledges on behalf of the Trust that: (1) the Trust is responsible for the adequacy and the accuracy of the disclosure contained in the filings; (2) comments of the staff (“Staff”) of the Securities and Exchange Commission (“SEC”), if any, or changes to disclosure in response to Staff comments, if any, in the filing reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing made; and (3) the Trust may not assert Staff comments, or lack thereof, as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004, release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

We hope that the Staff finds this letter responsive to the Staff’s comments. Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at (212) 648-2085.

Sincerely,

/s/ John T. Fitzgerald
John T. Fitzgerald
Assistant Secretary

3